Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

June 1, 2011

Notice is hereby given that the Annual General Meeting of Shareholders of InterXion Holding N.V. will be held on Wednesday, June 29, 2011, beginning at 15:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, for the following purposes:

Opening of the meeting.

(1)	To adopt € (Euro) as the official currency for the Dutch statutory annual accounts for the financial year 2010;

(2)	To adopt the Dutch statutory annual accounts for the financial year 2010, as well as to discuss (i) the annual report of the board of directors for the financial year 2010; (ii) the application of the Dutch corporate governance code; and (iii) the reservation and dividend policy;

(3)	To discharge the members of our supervisory board and our management board from certain liabilities for the financial year 2010;

(4)	To re-appoint and to appoint non-executive directors;

(5)	To make certain adjustments to the compensation package of our chief executive officer and executive director as described in the proxy statement;

(6)	To appoint KPMG Accountants N.V. to audit the annual accounts for the financial year 2011;

(7)	To adopt English as the official language and € (Euro) as the official currency for the Dutch statutory annual accounts for the financial year 2011 and onwards;

(8)	To provide a compensation package to the non-executive directors as described in the proxy statement; and

(9)	To transact such other business as may properly come before the meeting or any adjournments thereof.

Closing of the meeting.

The Company’s board of directors recommends a vote FOR each of proposals (1), (2), (3), (4), (5), (6) (7) and (8) above.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on June 29, 2011: The Proxy Statement and the Company’s Dutch statutory annual accounts are available at www.interxion.com.

Copies of the agenda for the Annual General Meeting and related documents may be obtained free of charge at the Company’s offices in Schiphol-Rijk, The Netherlands by shareholders and other persons entitled to attend the meeting and their representatives as of the date hereof until the close of the Annual General Meeting. Copies of these documents are also available on the Company’s website (www.interxion.com).

Our board of directors has determined that all holders of the ordinary shares of the Company as of the close of business on Wednesday, June 1, 2011 according to American Stock Transfer & Trust Company’s share register or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Annual General Meeting and any adjournments thereof.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 28, 2011. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than June 28, 2011. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

If you do not plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

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By Order of the Board of Directors,

/s/ David C. Ruberg

David C. Ruberg

Chief Executive Officer